ALEXCO RESOURCE CORP.

June 7, 2013

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of shareholders of Alexco Resource Corp. (the "Issuer") held on June 7, 2013. The report on the voting results is as follows:

1. The confirmation and approval of the Issuer’s Advance Notice Policy.	By show of hands, carried

2. Setting the number of directors at seven.	By show of hands, carried

2. The election of the following seven nominees as directors of the Issuer for the seven positions for the ensuing year or until their successors are elected or appointed:	By show of hands, carried

Clynton R. Nauman
George Brack
Terry Krepiakevich
David H. Searle
Rick Van Nieuwenhuyse
Michael D. Winn
Richard N. Zimmer

3. The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company at remuneration and on terms of engagement to be fixed by the directors.	By show of hands, carried

Alexco Resource Corp.

Per:	Signed
David Whittle
Chief Financial Officer